Exhibit 10.2

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this “Agreement”) is made this 4th day of February, 2019, and shall be effective as of February 1, 2019, by and between Global GP LLC, a Delaware limited liability company (the “Company”), and Eric S. Slifka (the “Executive”).

WHEREAS, pursuant to that certain Amended and Restated Employment Agreement between the Company and the Executive effective as of January 1, 2018, as amended (the “2018 Employment Agreement”), the Company currently employs the Executive as the President and Chief Executive Officer of the Company and the Executive also serves as the President and Chief Executive Officer of Global Partners LP, a Delaware limited partnership (the “Partnership”) of which the Company is the general partner; and

WHEREAS, the Company and the Executive have negotiated mutually agreeable terms for the Executive’s continued employment by the Company for a new term of two years and eleven months commencing February 1, 2019.

NOW, THEREFORE, for and in consideration of the mutual promises, covenants and obligations contained herein, the sufficiency of which the Company and the Executive each acknowledges, the Company and the Executive hereby agree as follows:

1.                                      Employment and Term of Employment.

(a)                                 Subject to the terms of this Agreement, the employment term hereunder will commence on February 1, 2019 (the “Effective Date”) and continue through December 31, 2021.  So long as the Executive is then employed by the Company, the Company and the Executive agree to begin discussions concerning the renewal of this Agreement in the second calendar quarter of 2021, with the objective of reaching a final agreement regarding such renewal by the end of December 2021.  Absent the receipt by either party from the other party of a notice not to renew this Agreement as provided in Section 1(b) below (and so long as the Executive has remained employed by the Company hereunder), the term of this Agreement shall be automatically extended from December 31, 2021 through April 15, 2022 to allow for finalization of new short-term and long-term incentive payment plans.

(b)                                 Either the Company or the Executive may provide the other with prior written notice of its or his desire not to renew this Agreement, delivered in accordance with Section 20 (“Notice”) at least ninety (90) days in advance of January 1, 2022, in which case this Agreement shall terminate at 11:59 p.m. on December 31, 2021 and the Executive shall receive the compensation set forth in Section 7(e) below.

(c)                                  Notwithstanding anything to the contrary in this Section 1, either the Company or the Executive may terminate the Executive’s employment with the Company at any time, subject to the terms and conditions of Section 7 hereof.

(d)                                 The term that the Executive is employed hereunder (as it may be extended and/or renewed) is referred to herein as the “Term.”

2.                                      Position and Duties.  During the Term, the Company shall employ the Executive as the President and Chief Executive Officer of the Company and he also shall serve as the President and Chief Executive Officer of the Partnership, or in such other positions as the parties mutually agree.  The Executive shall have such powers and duties and responsibilities as are customary to such position and as are assigned to the Executive by the Board of Directors of the Company (the “Board”) in connection with the Executive’s general management and supervision of the operations of the Company and of the Partnership, reporting only to the Board.  The Executive’s employment shall also be subject to the policies maintained and established by the Company that are of general applicability to the Company’s employees, as such policies may be amended from time to time.

3.                                      Other Interests; Non-Competition and Non-Solicitation.

(a)                                 During the Term, the Executive shall devote his full time, attention, energies and business efforts during normal business hours to his duties and responsibilities as the President and Chief Executive Officer of the Company and of the Partnership and its subsidiaries.  The Partnership and its subsidiaries are sometimes hereinafter referred to collectively as the “Partnership Group”.  During the Term, except as otherwise restricted by the non-competition covenants set forth in Annex I attached hereto and incorporated herein by reference, the parties recognize and agree that the Executive may engage in other business activities that do not conflict with the business and affairs of the Company or of the Partnership or interfere with the Executive’s performance of his duties and responsibilities hereunder.  Additionally, the covenants set forth in Annex I shall apply to the Executive from the Date of Termination according to the terms set forth on Annex I.

(b)                                 The Executive, in entering into this Agreement, hereby agrees and acknowledges that the restrictions and covenants set forth in Annex I are consonant with public policy, and fair and reasonable provisions for the protection of the Company’s and its affiliates’ legitimate business interests including, without limitation, the protection of confidential information, trade secrets, goodwill and the business contacts which the Executive has established and developed, and will establish and develop, in the course of performing his duties for the Company and its affiliates.  The Executive further acknowledges and agrees that the non-competition restrictions set forth in Annex I are supported by fair and reasonable consideration independent from continuation of employment, and notice of the non-competition agreement set forth herein was provided to Executive at least ten (10) business days before the applicable non-competition restrictions were to be effective.  The Executive has the right to consult with counsel prior to signing this Agreement and entering into the non-competition restrictions set forth herein, and the Executive expressly acknowledges and agrees that he has had sufficient opportunity to do so prior to his entry into this Agreement.  The Executive further acknowledges and agrees that: (i) the non-competition restrictions set forth in Annex I are no broader than necessary to protect the legitimate business interests of the Company, including the protection of its trade secrets, confidential information, and goodwill, and (ii) the geographic reach of the restrictions on Executive’s business activity set forth in Annex I are consistent with the geographic area in which the Executive will have provided services on behalf of the Company or its affiliates.  The Executive also agrees that the Company’s legitimate business interests could not be adequately protected through an alternative restrictive covenant other than the non-competition restrictions set forth in Annex I.

The Executive and the Company further agree that the non-competition restrictions set forth in Annex I are supported by mutually agreed upon consideration set forth herein, which consideration includes the Garden Leave Payment (as defined in Annex I).  For the avoidance of doubt, the Executive is a sophisticated businessperson who has entered into the non-competition restrictions set forth herein knowingly and voluntarily, and the Executive represents that such restrictions are compliant in all respects with the Massachusetts Noncompetition Agreement Act, M.G.L. c. 149, §24L.

4.                                      Duty of Loyalty; Indemnification.

(a) The Executive acknowledges and agrees that the Executive owes a fiduciary duty of loyalty to act in the best interests of the Company and of the Partnership Group. In keeping with such duty, the Executive shall, during the Term, make full disclosure to the Company of all business opportunities pertaining to the business of the Company or of the Partnership or any of its subsidiaries and, during the Term, shall not appropriate for the Executive’s own benefit business opportunities concerning the business of the Company, the Partnership or any of its subsidiaries, except as otherwise permitted by the non-competition covenants set forth in Annex I or as consented to in writing by the Board.

(b) The Company shall indemnify the Executive to the extent permitted by the Company’s fourth amended and restated limited liability company agreement, as amended and/or restated from time to time, and by applicable law, against all costs, charges and expenses, including without limitation, attorney’s fees, incurred or sustained by the Executive in connection with any claim against Executive and in connection with any action, suit or proceeding to which the Executive may be made a party by reason of being an officer, director or employee of the Company or of the Partnership or any of its subsidiaries. In connection with the foregoing, the Executive will be covered under any liability insurance policy that protects the other officers and directors of the Company.

5.                                      Place of Performance.  Subject to such business travel from time to time as may be reasonably required in the discharge of his duties and responsibilities as the President and Chief Executive Officer of the Company and while serving as the President and Chief Executive Officer of the Partnership, the Executive shall perform his obligations hereunder in, or within forty (40) miles of, Waltham, Massachusetts.

6.                                      Compensation.

(a)                                 Base Salary.  During the Term, the Executive shall be paid an annualized base salary of $1,000,000.00, subject to increase at any time during the Term and at the commencement of the renewal term (if any), if so determined by the Compensation Committee of the Board (the “Compensation Committee”), it being acknowledged by the Executive that the Compensation Committee shall have the authority, but not the obligation, to increase the Executive’s base salary, however the Compensation Committee shall not decrease the Executive’s base salary without the Executive’s consent. The Executive’s base salary, as may be increased in accordance with this Section 6(a), is hereafter referred to as “Base Salary”. The Base Salary shall be paid in equal installments pursuant to the Company’s customary payroll policies and procedures in force at the time of payment, but in no event less frequently than monthly.

(b)                                 Bonus.  From time to time during the Term, the Executive may receive a cash bonus (a “Bonus”) in an amount to be determined at the discretion of the Compensation Committee.  Each Bonus hereunder, if any, shall be paid to the Executive no later than March 15 of the calendar year immediately following the calendar year in which such Bonus is earned.

(c)                                  Incentive Compensation.

(i)                                     During each calendar year that the Executive is employed hereunder, the Executive shall participate in the annual short-term incentive compensation plan set forth in Exhibit A hereto (the “STIP”), and the Executive’s STIP target shall be set at his then annualized Base Salary.

(ii)                                  During the Term, the Executive shall participate in any long-term incentive plan(s) made available to the Company’s officers or other employees, subject to the terms of such plans (if any) and such additional criteria as the Compensation Committee may determine from time to time.  The methodology for determining availability of awards to executive officers under such long-term incentive plan(s) is described in Exhibit B hereto.

(iii)                               The Executive shall be paid any STIP payment earned by him for calendar year 2018 pursuant to the terms of the 2018 Employment Agreement, which payment, if any, will be provided to the Executive at the time that such payment would have been provided to the Executive if the 2018 Employment Agreement was still in effect.

(d)                                 Reimbursements.  During the Term, the Company shall pay or reimburse the Executive for all reasonable expenses incurred by the Executive on business trips, and for all other business and entertainment expenses reasonably incurred or paid by him during the Term in the performance of his services under this Agreement, in accordance with past practice and with the Company’s expense reimbursement policy as in effect from time to time, upon presentation of expense statements or vouchers or such other supporting documentation as the Company may reasonably require.

(e)                                  Fringe Benefits.  During the Term, the Executive shall be entitled to participate in the Company’s health insurance, 401(k) and other benefit plans in accordance with

Company policies and on the same general basis as other executives of the Company.  During the Term, the Company also will provide the Executive with additional fringe benefits consistent with benefits that have been provided to him under prior arrangements and in accordance with past practice, and with such other benefits as may be approved by the Compensation Committee.

(f)                                   Vacation.  During the Term (including the renewal period, if any), the Executive shall be granted 30 days of paid vacation for each calendar year with any unused vacation days to be subject to the Company’s standard vacation policy with respect to the carryover or payment for any such unused vacation days.

7.                                      Separation from Service.

(a)                                 In General.  If the Executive’s employment is terminated for any reason, he (or his estate) shall be paid on the Date of Termination (i) all amounts of Base Salary due and owing up through the Date of Termination, (ii) any earned but unpaid Bonus, (iii) all reimbursements of expenses appropriately and timely submitted, and (iv) any and all other amounts, including vacation pay, that may be due to him as of the Date of Termination (the “Accrued Obligations”). Additionally, the Executive shall be entitled to retain the following items currently supplied to him by the Company: (i) personal computer, laptop computer and iPad; and (ii) smartphone(s), including all information contained on the smartphone(s) and the then current telephone number(s) for such smartphone(s), it being acknowledged and agreed by the Executive that all information contained on the smartphone(s) shall remain subject to the provisions of Section 9 below. The Company will also maintain the Executive’s e-mail account and provide the Executive with access to, and control over, the e-mail account for a period of no less than six months following termination of employment. Promptly following the Date of Termination, the Executive shall return to the Company all confidential and proprietary information of the Company in his possession.

(b)                                 Termination Due to the Death or Disability of Executive.  The Executive’s employment hereunder shall be terminated automatically upon the death or Disability of the Executive.  The Company shall pay or distribute to the Executive (or his estate) upon his termination under this Section 7(b) on the Date of Termination or as soon as reasonably practical (but no more than ten days) thereafter:

(i)                                     the Accrued Obligations, plus

(ii)                                  a lump sum payment of an amount equal to his Base Salary (determined as of the Date of Termination) multiplied by 200%, plus

(iii)                               an amount equal to the target incentive amount under the then applicable Short-Term Incentive Plan as set forth on attached Exhibit A for the fiscal year including the Date of Termination, multiplied by 200%, plus

(iv)                              the Executive’s interests in the Company’s long-term incentive plans, including, but not limited to, (a) the pro-rated cash incentive amount, if any, earned under any Long-Term Performance-Based Cash Incentive

Plan, as determined by the Compensation Committee, and (b) the amounts of cash and/or securities due as a result of the automatic vesting of the Executive’s interests in grants that have been awarded to the Executive under the Global Partners LP Long-Term Incentive Plan and the Global Partners LP 2018 Long-Term Cash Incentive Plan, to the extent accelerated vesting is not prohibited under the vesting provisions of the then awarded and unvested grants, plus

(v)                                 the Company shall pay the monthly amounts due for all group health, dental, life, disability, vision and similar insurance premiums on behalf of the Executive and his spouse and dependents, if any, for 24 months following the Date of Termination.

(c) Termination by the Company Without Cause or by the Executive for Reasons Constituting Constructive Termination.  The Executive’s employment hereunder may be terminated by the Company without Cause or by the Executive for reasons constituting Constructive Termination.  The Company shall pay or distribute to the Executive (or his estate) upon his termination under this Section 7(c) on the Date of Termination or as soon as reasonably practical (but no more than ten days) thereafter:

(i)                                     the Accrued Obligations, plus

(ii)                                  a lump sum payment of an amount equal to his Base Salary determined as of the Date of Termination multiplied by 200% (provided, however, that this multiplier shall be 300% if the Executive’s employment is terminated by the Company without Cause or the Executive terminates his employment for reasons constituting Constructive Termination and such termination occurs within 12 months following a Change in Control) plus

(iii)                               an amount equal to the target incentive amount under the then applicable Short-Term Incentive Plan as set forth on attached Exhibit A for the fiscal year including the Date of Termination, multiplied by 200% (provided, however, that this multiplier shall be 300% if the Executive’s employment is terminated by the Company without Cause or the Executive terminates his employment for reasons constituting Constructive Termination and such termination occurs within 12 months following a Change in Control) plus

(iv)                              the Executive’s interests in the Company’s long-term incentive plans, including, but not limited to, (a) the pro-rated cash incentive amount, if any, earned under the Long-Term Performance-Based Cash Incentive Plan, as determined by the Compensation Committee, and (b) the amounts of cash and/or securities due as a result of the automatic vesting of the Executive’s interests in grants that have been awarded to the Executive under the Global Partners LP Long-Term Incentive Plan and the Global Partners LP 2018 Long-Term Cash Incentive Plan, to the extent accelerated vesting is not prohibited under the vesting provisions of the then awarded and unvested grants, plus

(v)                                 the Company shall pay the monthly amounts due for all group health, dental, life, disability, vision and similar insurance premiums on behalf of the Executive and his spouse and dependents, if any, for 24 months following the Date of Termination, plus

(vi)                              Notwithstanding any other provision of this Agreement or any other plan, arrangement or agreement to the contrary, if any of the payments or benefits provided or to be provided by the Company or its affiliates to the Executive or for the Executive’s benefit pursuant to this Section 7(c) (“Covered Payments”) constitute parachute payments (“Parachute Payments”) within the meaning of Section 280G of the Code (as defined below), are not eligible for exemption pursuant to Q/A-6(a)(2) of Treas. Reg. § 1.280G-1, and will be subject to the excise tax imposed under Section 4999 of the Code (or any successor provision thereto) or any interest or penalties with respect to such excise tax (collectively, the “Excise Tax”), then the Company shall pay to the Executive, no later than the time the Excise Tax is required to be paid by the Executive or withheld by the Company, an additional amount (the “Gross-up Payment”) equal to the sum of the Excise Tax payable by the Executive, plus the amount necessary to put the Executive in the same after-tax position (taking into account any and all applicable federal, state, local and foreign income, employment and excise taxes (including the Excise Tax and any income and employment taxes imposed on the Gross-up Payment)) that he would have been in if the Executive had not incurred any tax liability under Section 4999 of the Code.  Any determination required under this Section 7(c)(vi), including whether any payments or benefits are Parachute Payments, shall be made by the Company in good faith. The Executive shall provide the Company with such information and documents as the Company may reasonably request in order to make a determination under this Section 7(c)(vi). The Company’s determinations shall be final and binding on the Company and the Executive; provided, however, that in the event of a dispute with the Internal Revenue Service, the parties will revise the determinations as necessary to comply with regulatory requirements in accordance with the Internal Revenue Service’s interpretations.

If the Executive’s employment is terminated by the Company without Cause or the Executive terminates his employment for reasons of Constructive Termination, but such termination does not occur within 12 months following a Change of Control, and the Executive secures employment within twelve months of the Date of Termination, the Executive shall repay to the Company one-half of the cash received from the Company pursuant to Sections 7(c)(ii) and (iii).

(d)                                 Termination by the Company for Cause.  The Board may terminate the Executive’s employment hereunder for Cause, in which case on the Date of Termination, the Executive will receive payment of the Accrued Obligations.  Notwithstanding any provision herein to the contrary, prior to a termination for Cause, the following shall apply:  (i) the Company will provide notice to the Executive setting forth its intention to terminate the Executive for Cause, describing in detail the nature of the circumstances that support such determination, and the date and time established for a hearing before the Board, which hearing shall be not less than fifteen

(15) business days from the date of such notice, (ii) the Executive will have the right to be heard by the Board, and the Executive shall be entitled to representation by counsel at such hearing, provided, however, that such counsel shall be subject to reasonable limitations on direct interaction with the Board members during such hearing as such limitations are established by the Board and provided to the Executive with the notice of the hearing, and (iii) following such hearing, the Board may authorize a termination of the Executive’s employment for Cause only with a 75% majority vote of the full Board. If the Executive retains counsel for the hearing with the Board, and the Board does not terminate Executive for Cause within five business days following the hearing, the Company shall promptly reimburse the Executive for any legal fees and expenses incurred by him in connection with such a hearing.

(e)                                  Nonrenewal of the Agreement.  If the Company provides notice to the Executive that the Company elects not to renew the Agreement at the end of the applicable term, and the Executive does not continue to serve as the Company’s President and Chief Executive Officer following the expiration of this Agreement pursuant to a different employment agreement with the Company, the Company shall pay the Executive upon the expiration of the Agreement, or as soon as reasonably practical (but no more than ten days) thereafter, any Accrued Obligations plus a lump sum payment equal to 200% of the Executive’s then Base Salary. Additionally, within ten days following the Compensation Committee’s determination of the payout earned by the STIP participants for the year in which the Executive’s employment was terminated, the Executive shall also receive payment of the performance-based and discretionary components, if any, of his STIP award for such year.

(f)                                   Definitions.

(i)                                     For the purposes of this Agreement, “Cause” shall mean the Executive (A) has engaged in gross negligence or willful misconduct in the performance of his duties, (B) has committed an act of fraud, embezzlement or willful breach of a fiduciary duty to the Company or any of its subsidiaries (including the unauthorized disclosure of any material secret, confidential and/or proprietary information, knowledge or data of the Company or any of its subsidiaries); (C) has been convicted of a crime involving fraud or moral turpitude or any felony or (D) has breached any material provision of this Agreement or any of the restrictions and covenants set forth in Annex I hereto other than as a result of the Executive’s inability to perform his obligations hereunder solely due to his poor physical or mental health.  The Executive must be provided a written notice from the Company, giving him at least 30 days to affect a cure of any claimed occurrence under (A), (B) or (D) above that is capable of being cured, prior to the delivery of any notice described under Section 7(d)(i) hereof.

(ii)                                  “Change in Control” shall occur upon: (A) the date that any one person, entity or group (other than the successors to the interests of Alfred Slifka, and other than Richard Slifka or the Executive, or their respective family members or entities they control, individually or in the aggregate, directly or indirectly (collectively referred to hereinafter as the “Slifkas”)) acquires beneficial ownership of the membership interests of the Company that, together with the membership interests of the Company already owned beneficially by such person, entity or group, constitutes more than 50% of the total voting power of the membership interests of the Company; provided, however, if any one person, entity or group is considered to control, directly or indirectly, more than 50% of the total voting power of the membership interests of the Company, the acquisition of additional membership interests by the same person, entity or group shall not be deemed to be a Change in Control; (B) a consolidation or merger (in one transaction or a series of related transactions) of the Company pursuant to which the holders of the Company’s equity securities immediately prior to such transaction or series of related transactions would not be the beneficial owners immediately after such transaction or series of related transactions of at least 50% of the voting power of the entity surviving such transaction or series of related transactions; or (C) the sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to a person other than the Slifkas or any of them. In all respects, the definition of “Change in Control” shall be interpreted to comply with Section 409A(a)(2)(A)(v) of the Internal Revenue Code of 1986 (the “Code”) and any successor statute, and/or guidance thereunder, and the provisions of Treasury Regulation Section 1.409A and any successor regulation and guidance thereto; provided, however, an interpretation in compliance with Section 409A of the Code shall not expand the definition of Change in Control in any way or cause an acquisition by the Slifkas to result in a Change in Control.

(iii)                               “Constructive Termination” means termination of this Agreement by the Executive as a result of any (A) substantial diminution, without the Executive’s written consent, in the Executive’s working conditions consisting of (1) a material reduction in the Executive’s duties and responsibilities, (2) any change in the reporting structure so that the Executive no longer reports solely to the Board, or (3) a relocation of the Executive’s place of work further than forty (40) miles from Waltham, Massachusetts, or (B) a material breach of this Agreement by the Company.  To be able to terminate his employment with the Company for Constructive Termination, the Executive must provide notice to the Company of the existence of any of the conditions set forth in the immediately preceding sentence within 90 days of his becoming aware of the initial existence of such condition(s), and the Company must fail to remedy such condition(s) within 30 days of such notice.  In no event shall the Date of Termination in connection with a Constructive Termination occur any later than one year following the notice of the existence of the condition(s) constituting a Constructive Termination hereunder.

(iv)                              “Disability” shall mean a physical or mental condition which (A) renders the Executive, with or without reasonable accommodation, unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (B) by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, results in the Executive receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Company.

(g)                                  Notice of Termination.  Any termination or non-renewal (except due to the death of Executive) by the Company or the Executive shall be communicated by written Notice of Termination to the other party hereto.  For purposes of this Agreement, a “Notice of Termination” shall mean a notice which (i) shall state the effective date of such termination, (ii) shall indicate the specific termination provision in this Agreement relied upon and (iii) shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive’s employment under the provision so indicated.  Any such notice shall be provided in accordance with the requirements of Section 20 hereof. Any notice of Constructive Termination by the Executive shall be given by the Executive within 90 days of his becoming aware of the existence of the condition upon which the Constructive Termination is based.

(h)                                 Date of Termination.  The “Date of Termination” shall mean (i) the date of death, if the Executive’s employment is terminated because of death, (ii) the date the Executive is determined to have a Disability, if the Executive’s termination is based on his Disability, and (iii) if the Executive’s employment is terminated for any other reason (including, without limitation, non-renewal), the date specified in the Notice of Termination, which date shall be in accordance with the timing rules set out in (d) or (g) of this Section 7, as applicable. With respect to any compensation payable under this Agreement that is subject to Section 409A of the Code, references to the Executive’s Date of Termination or termination of employment (and variations thereof) shall be deemed to refer only to the Executive’s “separation from service” within the meaning of Section 1.409A-1(h) of the U.S. Treasury Regulations, applying the default terms thereof.

(i)                                     Delayed Payments.  Notwithstanding any other provision with respect to the timing of payments under this Section 7, if, at the time of the Executive’s termination, the Executive is deemed to be a “specified employee” (within the meaning of Section 409A of the Code, and any successor statute, regulation and guidance thereto) of the Company, then only to the extent necessary to comply with the requirements of Section 409A of the Code, any payments to which the Executive may become entitled under Section 7 as a result of his “separation from service” (within the meaning of Section 409A of the Code, and any successor statute, regulation and guidance thereto) which are subject to Section 409A of the Code (and not otherwise exempt from its application) will be withheld until the first business day of the seventh month following the termination of the Executive’s employment, at which time the Executive shall be paid an aggregate amount equal to six months of payments otherwise due to the Executive under the terms of this Section 7, as applicable, plus (to the extent not prohibited by Section 409A of the Code) interest on such amounts at the then applicable prime rate of interest as established from time to time by Bank of America Corporation or its successor.  After the first business day of the seventh month following the termination of the Executive’s employment and continuing each month thereafter, the Executive shall be paid the regular payments otherwise due to the Executive in accordance with the terms of this Section 7, as applicable.

(j)                                    Non-disparagement.  Each of the Company and the Executive agree not to make any disparaging comments or remarks, orally or in writing, about the other party following the termination or expiration of this Agreement.

8.                                      Section 409A.  The parties hereto intend that this Agreement comply with the requirements of Section 409A of the Code and the regulatory guidance thereunder.  If any provision provided herein may result in the imposition of an additional tax or penalty under the provisions of Section 409A of the Code, the Executive and the Company agree to amend any such provision to avoid imposition of any such additional tax, to the extent possible, in the manner that the Executive and the Company mutually agree is appropriate to comply with Section 409A of the Code; provided that, to the extent possible, any such amendment shall minimize any decrease in the payments or benefits to the Executive contemplated herein.

9.                                      Confidential Information; Unauthorized Disclosure.

(a)                                 During the Term and for the period ending two years following the Date of Termination, the Executive shall not, without the written consent of the Board or a person authorized thereby, disclose to any person, other than an employee of the Company, the Partnership or its subsidiaries or a person to whom disclosure is reasonably necessary or appropriate in connection with the performance by the Executive of his duties as the President and Chief Executive Officer of the Company including serving as the President and Chief Executive Officer of the Partnership, any secret, confidential and/or proprietary information, knowledge or data obtained by him while in the employ of the Company or any of its affiliates with respect to the Company, the Partnership or any of its subsidiaries and their respective businesses, the disclosure of which he knows or should know will be damaging to the Company, the Partnership or any of its subsidiaries; provided however, that such information, knowledge or data shall not include (i) any information, knowledge or data known generally to the public (other than as a result of unauthorized disclosure by the Executive) or (ii) any information, knowledge or data which the Executive may be required to disclose by any applicable law, order, or judicial or administrative proceeding.

(b)                                 The Executive acknowledges that money damages would not be a sufficient remedy for any breach of this Section 9 by the Executive, and the Company, the Partnership or its subsidiaries shall be entitled to enforce the provisions of this Section 9 by seeking specific performance and injunctive relief as remedies for such breach or any threatened breach.  Such remedies shall not be deemed the exclusive remedies for a breach of this Section 9 but shall be in addition to all remedies available at law or in equity, including the recovery of damages from the Executive and his agents.

(c)                                  Notwithstanding the foregoing, nothing herein (or in any other agreement between the Executive and the Company) shall prevent the Executive from lawfully, and without obtaining prior authorization from the Company: (i) initiating communications directly with, cooperating with, providing information to, causing information to be provided to, or otherwise assisting in an investigation by the U.S. Securities and Exchange Commission (the “SEC”) or any other governmental or regulatory agency, entity, or official(s) (collectively, “Governmental Authorities”) regarding a possible violation of any law; (ii) responding to any inquiry or legal process directed to an employee individually from any Governmental Authority; (iii) testifying, participating or otherwise assisting in an action or proceeding by any Governmental Authorities relating to a possible violation of law, including providing documents or other confidential information to Governmental Authorities; or (iv) receiving an award for information provided to the SEC or any other Governmental Authority. This Agreement shall not be construed or applied to require the Executive to obtain prior authorization from the Company before engaging in any of the foregoing conduct referenced in this Section 9(c), or to notify the Company of having engaged in any such conduct.  Further, pursuant to the Defend Trade Secrets Act, the Executive shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is: (A) made (x) in confidence to a federal, state or local government official, either directly or indirectly, or to an attorney, and (y) solely for the purpose of reporting or investigating a suspected violation of law; (B) made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal; or (C) protected under the whistleblower provisions of applicable law. In the event the Executive files a lawsuit for retaliation by the Company for the Executive’s reporting of a suspected violation of law, the Executive may (i) disclose a trade secret to the Executive’s attorney and (ii) use the trade secret information in the court proceeding related to such lawsuit, in each case, if the Executive (A) files any document containing such trade secret under seal; and (B) does not otherwise disclose such trade secret, except pursuant to court order.

10.                               Payment Obligations Absolute.  Except as specifically provided in this Agreement, the Company’s obligation to pay the Executive the amounts and to make the arrangements provided herein shall be absolute and unconditional and shall not be affected by any circumstances, including, without limitation, any set-off, counterclaim, recoupment, defense or other right which the Company or the Partnership (including its affiliates) may have against him or anyone else.  All amounts payable by the Company shall be paid without notice or demand.  The Executive shall not be obligated to seek other employment in mitigation of the amounts payable or arrangements made under any provision of this Agreement, and except as provided in Section 7(c) above, the obtaining of any such other employment shall in no event effect any reduction of the Company’s obligations to make the payments and arrangements required to be made under this Agreement.

11.                               Successors.  This Agreement shall inure to the benefit of and be binding upon the Company and its successors and permitted assigns and any such successor or permitted assignee shall be deemed substituted for the Company under the terms of this Agreement for all purposes. As used herein, “successor” and “assignee” shall be limited to any person, firm, corporation or other business entity which at any time, whether by purchase, merger or otherwise, directly or indirectly acquires control of the Company or to which the Company assigns this Agreement by operation of law or otherwise in connection with any sale of all or substantially all of the assets of the Company, provided that any successor or permitted assignee promptly assumes in a writing delivered to the Executive this Agreement and, in no event, shall any such succession or assignment release the Company from its obligations hereunder. The Company will require any successor (whether direct or indirect, by purchase, merger or otherwise) to all or substantially all of the business and/or assets of the Company to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. As used in this Agreement, “Company” shall mean the Company as herein before defined and any successor to all or substantially all of its business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law, or otherwise.

12.                               Assignment.  The Executive shall not have any right to pledge, hypothecate, anticipate or assign this Agreement or the rights hereunder, except by will or the laws of descent and distribution, or delegate his duties or obligations hereunder.

13.                               Governing Law.  The provisions of this Agreement shall be construed in accordance with, and governed by, the laws of the Commonwealth of Massachusetts without regard to principles of conflict of laws.  Any dispute arising out of or relating to this Agreement shall be brought in state or federal courts, as applicable, in Suffolk County, Massachusetts.

14.                               Entire Agreement.  The Company and the Executive intend that this Agreement shall supersede the January 1, 2018 Amended and Restated Employment Agreement and that this Agreement together with (i) the attached Annex I, Exhibit A and Exhibit B hereto, (ii) those certain Global Partners LP Long-Term Incentive Plan Grants of Phantom Units to the Executive dated June 27, 2013 and August 16, 2017, and (iii) that certain Global Partners LP 2018 Long-Term Cash Incentive Plan Award Agreement granted to the Executive and dated October 8, 2018, as amended, constitute the entire agreement of the parties with regard to the subject matter hereof, and contain all of the covenants, promises, representations, warranties and agreements between the parties with respect to such subject matter.  Notwithstanding the foregoing, the Company and the Executive acknowledge and agree that the restrictions on non-disclosure of information, non-competition and non-solicitation set forth herein (including in Section 9 and Annex I herein) shall complement and be in addition to (and not supersede or replace) any other restrictions upon Executive with respect to non-disclosure, non-competition or non-solicitation as set forth in any previous agreement between Executive and the Company or any of its affiliates.  Subject to the preceding sentence, as of the Effective Date, all understandings and agreements preceding the Effective Date and relating to the subject matter hereof are hereby null and void and of no further force and effect, including, without limitation all prior employment and severance agreements, if any, by and between the Company and the Executive; provided that, nothing contained in the foregoing shall be deemed to supersede or make invalid any prior agreements between the Executive and the Company concerning long-term incentive plan awards and any agreement by and between the Executive and the Company, the Partnership or any affiliated entity or member of the Partnership in his capacity as an interest holder, including without limitation that certain Omnibus Agreement, dated October 4, 2005, by and among Global Petroleum Corp., Montello Oil Corporation, Global Revco Dock, L.L.C., Global Revco Terminal, L.L.C., Global South Terminal, L.L.C., Sandwich Terminal, L.L.C., Chelsea Terminal Limited Partnership, Global GP LLC, Global Partners LP, Global Operating LLC, Alfred A. Slifka, Richard Slifka and Eric Slifka.

15.                               Modification.  Any modification of this Agreement will be effective only if it is in writing and signed by the parties hereto.

16.                               No Waiver.  No failure by either party hereto at any time to give notice of any breach by the other party of, or to require compliance with, any condition or provision of this Agreement shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

17.                               Severability.  Any provision in this Agreement which is prohibited or unenforceable in any jurisdiction by reason of applicable law shall, as to such jurisdiction, be ineffective only to the extent of such prohibition or unenforceability without invalidating or affecting the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

18.                               Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together will constitute one and the same Agreement.

19.                               Withholding of Taxes and Other Employee Deductions.  The Company may withhold from any benefits and payments made pursuant to this Agreement all federal, state, city and other taxes as may be required pursuant to any law or governmental regulation or ruling and all other normal employee deductions made with respect to the Company’s employees generally.

20.                               Notice.  For the purpose of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered by hand, or by a nationally recognized overnight delivery service or mailed by U.S. registered mail, return receipt requested, postage prepaid, addressed to the parties at their addresses set forth below, or to such other addresses as either party may have furnished to the other in writing in accordance herewith except that notices of change of address shall be effective only upon receipt.

If to the Company:

Global GP LLC
P.O. Box 9161
800 South St., Suite 500
Waltham, Massachusetts 02454-9161
Attention: General Counsel and the Chairman of the Compensation Committee

with a copy to:

Brenda K. Lenahan
Vinson & Elkins L.L.P.
666 Fifth Avenue
25th Floor
New York, New York 10103

If to the Executive:

At the Executive’s last known home address listed in the Company’s personnel records from time to time with a copy to:

Michael A. Hickey

Goulston & Storrs, P.C.
400 Atlantic Ave.
Boston, Massachusetts 02110

21.                               Headings.  The section headings have been inserted for purposes of convenience and shall not be used for interpretive purposes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of February 1, 2019.

GLOBAL GP LLC

By:	/s/ Mark Romaine
Name:	Mark Romaine
Title:	Chief Operating Officer

ERIC S. SLIFKA

/s/ Eric S. Slifka

[Signature Page to Employment Agreement]

ANNEX I

Non-Competition and Non-Solicitation Provisions

Non-competition; Non-solicitation.

(a)                                 During the Term, and in the event that the Executive’s employment is terminated for any reason other than Executive’s death or a termination of Executive’s employment by the Company without Cause, then for a period of one (1) year following the Date of Termination (the “Restrictive Period”), the Executive shall be prohibited from working (as an employee, consultant, advisor, director or otherwise), engaging in, or acquiring or investing in, any business having assets engaged in the following businesses in New England and the other geographic areas in which the Company or any of its affiliates is conducting business as of the Date of Termination (the “Restricted Businesses”): (i) wholesale or retail marketing, sale, distribution and transportation of refined petroleum products, crude oil, renewable fuels (including ethanol and biofuels), and natural gas liquids (including ethane, butane, propane and condensates); (ii) the storage of refined petroleum products and/or any of the other products identified in clause (i) of this paragraph in connection with any of the activities described in said clause (i); (iii) the retail sale of convenience store items and sundries and related food service, whether or not related to the retail sale of refined petroleum products including, without limitation, gasoline; (iv) bunkering; and (v) any other business in which the Company or its affiliates (a) becomes engaged during the period Executive is employed by the Company or any of its affiliates, or (b) is preparing to become engaged as of the time that Executive’s employment with the Company or any of its affiliates ends and, with respect to parts (a) and (b) of this clause (v), the Executive has participated in or obtained Confidential Information about such business or anticipated business.

(b)                                 As further consideration for the covenants made by the Executive in part (a) of this Annex I, the Company agrees that, during the Restrictive Period (so long as the Executive’s employment does not terminate due to the Executive’s death or a termination of the Executive’s employment by the Company without Cause), the Company will provide the Executive with a total payment equal to fifty percent (50%) of the Executive’s highest annualized Base Salary paid by the Company within the two years preceding the Date of Termination (the “Garden Leave Payment”), which Garden Leave Payment will be divided into twelve (12) substantially equal installments, with the first installment being paid on the Company’s first monthly pay date that follows the Date of Termination and the remaining eleven (11) installments being paid on the Company’s monthly pay dates that follow thereafter; provided, however, the Company shall have no obligation to provide Garden Leave Payments in the event that the Executive breaches any of the terms of part (a) of this Annex I.

(c)                                  During the Restrictive Period, the Executive also shall not directly or indirectly solicit any employees, contractors, vendors, suppliers or customers of the Company or any of its affiliates to cease to be employed by or otherwise do business with the Company or any of its affiliates, or to reduce the same, or to be employed or otherwise do business with any Restricted Business.  Notwithstanding any provision of this Annex I to the contrary, the Executive may own up to 3% of a publicly traded entity that is engaged in one or more of the Restricted Businesses.  If any court determines that any of the provisions of this Annex I are invalid or unenforceable, the remainder of such provisions shall not thereby be affected and shall be given full effect without regard to the invalid provisions. If any court construes any of the provisions of this Annex I, or any part thereof, to be unreasonable because of the duration of such provision or the geographic scope thereof, such court shall have the power to reduce the duration or restrict the geographic scope of such provision and to enforce such provision as so reduced or restricted.  Notwithstanding the foregoing or any other provision of this Annex I, nothing in this Annex I shall limit the Executive’s ability to perform services in any capacity or invest in any of the following: (I) money management firm; (II) investment partnership; (III) investment or private equity firm; or (IV) private equity or other investment fund; except that if any such firm, partnership or fund referenced in subsections (I) through (IV) contemplates or makes direct investments in the Partnership Group or in any Restricted Business, the Executive must recuse himself and may not personally, in any respect, be actively involved, actively participate, or directly invest, and must fully comply with the provisions of this Annex 1.

The Executive expressly acknowledges and agrees that he had sufficient time (and at least ten business days) to consider the terms of this Annex I before entering into this Agreement.

Any restrictions on the Executive otherwise prohibited under this Annex I may be waived only by express written permission of the Conflicts Committee of the Board.

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EXHIBIT A

Short-Term Annual Cash Incentive Plan

The Executive shall participate in (i) the 2019 short-term cash incentive plan described below, (ii) a 2020 and a 2021 short-term incentive plan, and (iii) in the event of a renewal term under the Agreement to which this Exhibit A is attached, the Executive also shall participate in a 2022 STIP.

During the first calendar quarter of 2019, the Compensation Committee of the Board (the “Compensation Committee”) will establish (a) threshold financial metrics required to be met for any cash incentive amount to be awarded under the 2019 STIP in respect of calendar year 2019 (the “financial metrics”), and (b) a discretionary cash component for the amount of the cash incentive (if any) to be awarded under the 2019 STIP regardless of whether the financial metrics threshold are or are not met or exceeded.  The targets, metrics (including any thresholds) and discretionary component established by the Compensation Committee shall be set forth in a payout grid, a copy of which shall be provided to the Executive for his review and input as soon as possible.  The parties agree that the 2019 STIP design provides that, unless the parties otherwise agree, 50% of the cash incentive amounts (if any) earned for 2019 will be determined by the Compensation Committee based upon the Partnership’s achievement of the financial metrics, and 50% of the cash incentive amounts (if any) for 2019 will be determined at the discretion of the Compensation Committee.  Under the 2019 STIP, the Executive’s “award target” cash incentive amount is 100% of his Base Salary, and his 2019 maximum cash incentive amount is 200% of his Base Salary.

During the first calendar quarter of each year following 2019 in which this Agreement is in effect, the Compensation Committee shall establish (a) threshold financial metrics required to be met for any cash incentive amount to be awarded under the STIP in respect of calendar year, and (b) a discretionary cash component for the amount of the cash incentive (if any) that will be awarded under the STIP for such calendar year regardless of whether the financial metrics threshold are or are not met or exceeded.  The targets, metrics (including any thresholds) and discretionary component established by the Compensation Committee shall be set forth in a payout grid for the applicable year, a copy of which shall be provided to the Executive for his review and input. The STIP design for the applicable calendar year shall be developed by the Compensation Committee in consultation with its compensation consultant.

Awards under any STIP provided hereunder, if applicable, shall be paid within 2½ months of the end of the calendar year to which the STIP applies; provided, however, that if the Partnership has not completed its audited consolidated financial statements within 2½ months of the end of that fiscal year, the award shall be paid within 5 business days following completion of the Partnership’s audited consolidated financial statements for such fiscal year, but in no event later than September 30 of the year following the end of the applicable fiscal year; and further provided, that any such payment shall be made in a manner that is either exempt from, or in compliance with, Section 409A of the Internal Revenue Code of 1986 (the “Code”) and any successor statute, and/or guidance thereunder, and the provisions of Treasury Regulation Section 1.409A and any successor regulation and guidance thereto (collectively, “Section 409A”).

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EXHIBIT B

Methodology for Determining Availability of Awards

to Executive Officers under Long-Term Incentive Plan(s)

It is the Company’s intention to grant long-term incentive awards to the Company’s executive officers and certain other officers and employees on an annual basis, provided that the Partnership’s financial performance is satisfactory, in the sole discretion of the Compensation Committee.

In determining whether, and to what extent and amount, an award is available for an executive officer for a particular year, the Compensation Committee will use the methodology described below.

A.            The Compensation Committee will start with the then 5-year average of total direct compensation for the executive officer’s position across the peer group of companies developed by the Compensation Committee’s compensation consultant (the “Applicable TDC”).  This will be calculated by the Compensation Committee’s compensation consultant at the 10th percentile, the 25th percentile, the median, the average, the 75th percentile and the 90th percentile.

B.            The Compensation Committee will then subtract from the Applicable TDC:

(i)            The executive officer’s annual Base Salary for the year for which performance is being evaluated for the proposed award (the “Performance Year”); plus

(ii)           The greater of (a) the executive officer’s STIP target for the Performance Year, or (b) the executive officer’s earned STIP award in respect of the Performance Year; plus

(iii)          The sum of all amount(s) under any short-term bonus and/or other incentive plan(s) that were earned by the Executive for the Performance Year, which amounts shall not include: (a) any amounts included in Subsection B.(ii) above, (b) any amounts attributable to the June 2013 and August 2017 LTIP Unit grants to the Executive, or (c) any portion of the Long-Term Cash Incentive Plan Award granted to the Executive with respect to fiscal year 2017 on October 8, 2018.

The difference remaining after the subtraction from the Applicable TDC of the amounts described in Subsections B.(i) through B.(iii) above is the “Maximum Available Award Amount” for such executive officer under the long-term incentive plan in respect of the Performance Year.

C.            The Compensation Committee will compare the Partnership’s performance during the Performance Year against the performance of the Partnership’s peer group of companies for such year, and adjust the Maximum Available Award Amount for such executive officer to reflect the Partnership’s relative performance.  For example, if the Partnership’s performance is at the median level as compared against the peer group of companies, then the Compensation Committee would consider awarding the median amount of the executive officer’s Maximum Available Award Amount, taking into account the executive officer’s personal performance for such year.

D.            The terms of the long-term incentive award, including without limitation the form of award (cash, stock, phantom units or other), the vesting period and schedule, the form of grant agreement, etc., in all respects would be determined by the Compensation Committee in its sole and exclusive discretion.

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